Exhibit 99.1

MY Announces Senior Management Change

ZHONGSHAN, China, June 14, 2013 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that Mr. Vincent Pang has stepped down as Chief Financial Officer (“CFO”) for personal reasons. Mr. Pang will be succeeded by Mr. Calvin Lau with immediate effect.

Calvin Lau joined Ming Yang in January 2011 and most recently served as Special Assistant to the CFO. He also serves as CFO and Vice President of Overseas Investment of Ming Yang Wind Power (International) Co., Ltd., a subsidiary of Ming Yang. Mr. Lau was previously our Director of Investor Relations and Capital Markets from 2011 to 2012. Mr. Lau has extensive working experience in investor relations and financial officer roles in the renewables and semiconductor sectors, including Daqo New Energy Corp., Cathay Pigments Holdings Ltd., and Semiconductor Manufacturing International Corporation. Mr. Lau received his bachelor’s degree in electronic engineering from University of Southamption, U.K. in 1990, and holds a Masters in Business Administration from London Business School, U.K.

“We would like to thank Mr. Pang for his valuable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “I would like to take this opportunity to express our sincere gratitude to Mr. Pang and wish him the best in his future pursuits and endeavors.”

“Mr. Lau has been with Ming Yang since 2011 and brings to his new role a wealth of experience spanning accounting and finance to business development,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “I have great confidence that the knowledge that he brings will serve to further enhance the Company’s competitiveness.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2012.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited